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                            May 11, 2022

       John F. Erhard
       Chief Executive Officer
       ArcLight Clean Transition Corp. II
       200 Clarendon Street, 55th Floor
       Boston, Massachusetts 02116

                                                        Re: ArcLight Clean
Transition Corp. II
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed May 9, 2022
                                                            File No. 333-262583

       Dear Mr. Erhard:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Form S-4

       The Private Placement, page 30

   1. We note your disclosure regarding the subscription agreement with PIPE Investors, including your
disclosure that the subscription agreement includes a termination right if the transaction
contemplated by the subscription agreement has not been consummated by
                                                        May 31, 2022. Please
update the disclosure throughout your prospectus regarding the status of the
subscription agreement and any amendments to the termination provision, and disclose all
material risks.
 John F. Erhard
ArcLight Clean Transition Corp. II
May 11, 2022
Page 2

       You may contact Mark Wojciechowski at (202) 551-3759 or John Cannarella at (202)
551- 3337 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special
Counsel, at (202) 551-3584 with any other questions



                                                          Sincerely,
FirstName LastNameJohn F. Erhard
                                                          Division of
Corporation Finance
Comapany NameArcLight Clean Transition Corp. II
                                                          Office of Energy &
Transportation
May 11, 2022 Page 2
cc:       Julian Seiguer
FirstName LastName